SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

At the extraordinary general meeting (“EGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on November 9, 2020, all the agendas set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agendas for Shareholder Approval:

1)	Election of two Standing Directors

1.1)	Lee, Jong-Hwan

1.2)	Choi, Young-Ho

2)	Election of a Standing Director as a Member of the Audit Committee

2.	Voting Results

Agenda		Outstanding Shares	Attendant Shares	Shares for
Election of two Standing Directors	1.1) Lee, Jong-Hwan	641,964,077	484,717,506	482,407,928 (99.5%)
	1.2) Choi, Young-Ho	641,964,077	484,717,506	425,422,814 (87.8%)
Election of a Standing Director as a Member of the Audit Committee	2) Choi, Young-Ho	282,047,467	124,800,896	89,912,271 (72.0%)

*	For further details relating to the foregoing agendas, see Form 6-K furnished to the Securities and Exchange Commission on October 20, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in

Name:	Kim, Byung-in

Title:	Vice President

Date: November 9, 2020